Contact

www.linkedin.com/in/danielkooman
(LinkedIn)
www.unveiltv.com (Other)
breathoflifemedia.com (Other)

Top Skills

Web Content Writing

Live Events

Feature Films

Honors-Awards

Top 40 Under 40

Best Short Film (Best of Fest)

Daniel Kooman

Founder @ UnveilTV | Director/Producer, Video Production
Courtenay, British Columbia, Canada

Summary

As the founder of UnveilTV and director/producer at Unveil Studios,
I have over 18 years of experience in creating original and engaging
content for global audiences and platforms including The Huffington
Post, the BBC, Newswire and ABC. I have a passion for storytelling
and a vision for making a real-world impact through films, series, and
documentaries.

With UnveilTV, I aim to offer a unique and diverse selection of films
and series that inspire, challenge, and entertain viewers. At Unveil
Studios, my brothers and I collaborate with businesses, creatives,
and non-profits to produce high-quality and compelling stories that
showcase their values, missions, and goals. My skill set includes
writing, directing, producing, and editing, as well as managing teams,
budgets, and timelines.

Experience

UnveilTV
Founder
February 2022 - Present (2 years 8 months)
Canada

Watch what inspires you with UnveilTV - featuring The Kooman Brothers
original films, series & documentaries, new independent films and festival hits
you won't find anywhere else.

Unveil Studios Inc.
Director/Producer
January 2006 - Present (18 years 9 months)
Vancouver Island, BC
